Exhibit 99.1

Purple Biotech Achieves Toxicology Milestone Demonstrating an Expanded Therapeutic Window for CAPTN-3 Platform Tri-specific Antibody, IM1240

IM1240 demonstrated improved safety in a toxicology study at doses up to 300-fold higher than a non-capped comparator

IM1240’s pharmacokinetic profile showed increased systemic exposure and a prolonged circulating half-life enabled by its human serum albumin moiety and capping design

IM1240 on track towards first-in-human clinical trials, with regulatory submission planned for the second half of 2026

REHOVOT, Israel, Jan. 07, 2026 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity, today announced successful completion of a non-human primates toxicology study (the “Study”) of IM1240, a tri-specific antibody from its CAPTN-3 platform that targets 5T4, a tumor-specific antigen expressed on multiple solid tumors.

The Study demonstrated that IM1240’s proprietary capping technology enabled dosing at levels up to 300-fold higher than a non-capped comparator, with significantly reduced immune-related toxicity, including minimal cytokine release. These results highlight the unique safety profile of this approach, which may address a key limitation of certain current T cell engagers, where cytokine release syndrome can restrict dosing.

“In the Study, IM1240 demonstrated a favorable safety and tolerability profile, with hematologic findings that align with its expected pharmacodynamic effects on immune activation. The CD3 capping design of IM1240 showed clear differentiation compared with the non-capped comparator, IM1222, enabling a significant reduction in immune-related effects, including cytokine release, which remained modest, even at doses up to 300-fold higher than those of the non-capped antibody,” stated Gil Efron, CEO of Purple Biotech. “Purple Biotech continues to deliver on its stated milestones and we believe that collectively, these data provide translational guidance that may inform optimal dose selection, dosing strategy, and safety monitoring plans for the next phase of advanced toxicological assessments. We are working to advance IM1240 toward first-in-human studies as efficiently as possible and expect to provide updates on our progress over the course of 2026.”

IM1240 demonstrated a favorable pharmacokinetic (PK) profile in the Study, characterized by increased systemic exposure and a prolonged circulating half-life. PK analyses showed dose-dependent and proportional increases in exposure, as reflected by both AUC and Cmax. The Company believes these findings support dose-exposure relationship and provide proof of concept for the capping design and albumin incorporation as a contributor to IM1240’s favorable PK profile. In addition, efficacy observed in vivo in tumor-bearing mice occurred at exposures meaningfully lower than those achieved in the Study, further supporting IM1240’s advantageous therapeutic window.

About the CAPTN-3 Platform

CAPTN-3, Purple Biotech’s lead program, is a platform of capped tri-specific antibodies that simultaneously target tumor-associated antigens while engaging both T cells and NK cells. Proprietary capping technology confines immune activation to the tumor microenvironment by masking the CD3-binding arm in circulation and activating it only at the tumor site, significantly expanding the therapeutic window versus conventional T-cell engagers. The platform’s lead candidates, IM1240 (targeting 5T4) and IM1305 (targeting TROP2), are in preclinical development.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage oncology company developing first-in-class therapies to overcome tumor immune evasion and drug resistance. The Company is focused on advancing its lead program, CAPTN-3 - a platform of capped tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Proprietary capping technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window versus conventional T-cell engagers. The platform’s lead candidate, IM1240 is advancing toward the clinic and IM1305 is in preclinical development. The Company’s pipeline also includes additional clinical-stage assets, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor in a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck. The Company is headquartered in Rehovot, Israel. For additional information about the Company, please visit: https://purple-biotech.com

Forward-Looking Statements and Safe Harbor Statement

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CONTACTS:

Company Contact:
IR@purple-biotech.com